 Exhibit 99.1

TransAlta Corporation Provides Notice of Series E Preferred Shares Conversion Right and Announces Reset Dividend Rates

CALGARY, AB, Aug. 31, 2022 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA); (NYSE: TAC) announced today that it does not intend to exercise its right to redeem all or any part of the currently outstanding cumulative redeemable rate reset first preferred shares Series E ("Series E Shares") (TSX: TA.PR.H) on September 30, 2022 (the "Conversion Date").

As a result and subject to certain conditions set out in the prospectus supplement dated August 3, 2012 relating to the issuance of the Series E Shares, the holders of the Series E Shares will have the right to convert all or any of their Series E Shares into cumulative redeemable floating rate first preferred shares Series F of the Company ("Series F Shares") on the basis of one Series F Share for each Series E Share on the Conversion Date.

With respect to any Series E Shares that remain outstanding after September 30, 2022, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of TransAlta.  The annual dividend rate for the Series E Shares for the five-year period from and including September 30, 2022 to but excluding September 30, 2027, will be 6.89400%, being equal to the five-year Government of Canada bond yield of 3.24400% determined as of today plus 3.65000%, in accordance with the terms of the Series E Shares.

With respect to any Series F Shares that may be issued on September 30, 2022, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the 3-month floating rate period from and including September 30, 2022 to but excluding December 31, 2022 will be 6.96800%, being equal to the annual rate for the most recent auction of 90-day Government of Canada Treasury Bills of 3.31800% plus 3.65000%, in accordance with the terms of the Series E Shares (the "Floating Quarterly Dividend Rate").  The Floating Quarterly Dividend Rate will be reset every quarter.

As provided in the terms of the Series E Shares, if TransAlta determines after reviewing all Series E Shares tendered for conversion into Series F Shares that: (i) there would remain outstanding on September 30, 2022, less than 1,000,000 Series E Shares, all remaining Series E Shares shall be converted automatically into Series F Shares on a one-for one basis effective September 30, 2022; or (ii) there would remain outstanding after September 30, 2022, less than 1,000,000 Series F Shares, the holders of Series E Shares shall not be entitled to convert their shares into Series F Shares effective September 30, 2022.  There are currently 9,000,000 Series E Shares outstanding.

The Series E Shares are issued in "book entry only" form and must be purchased or transferred through a participant in the CDS depository service ("CDS Participant"). All rights of holders of Series E Shares must be exercised through CDS or the CDS Participant through which the Series E Shares are held. The deadline for the registered shareholder to provide notice of exercise of the right to convert Series E Shares into Series F Shares is 3:00 p.m. (MST) / 5:00 p.m. (EST) on September 15, 2022.  Any notices received after this deadline will not be valid. As such, holders of Series E Shares who wish to exercise their right to convert their shares should contact their broker or other intermediary for more information and it is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with time to complete the necessary steps.

If TransAlta does not receive an election notice from a holder of Series E Shares during the time fixed therefor, then the Series E Shares shall be deemed not to have been converted (except in the case of an automatic conversion). Holders of the Series E Shares and the Series F Shares will have the opportunity to convert their shares again on September 30, 2027, and every five years thereafter as long as the shares remain outstanding.

As previously announced on July 27, 2022, holders of Series E shares as of the record date of September 1, 2022 will receive a dividend of $0.32463 payable on September 30, 2022, in respect of the period starting from and including June 30, 2022 up to but excluding September 30, 2022, regardless of whether the holder elects to convert their Series E Shares into Series F Shares on the Conversion Date.

The Toronto Stock Exchange (TSX) has conditionally approved the listing of the Series F Shares effective upon conversion.  Listing of the Series F Shares is subject to TransAlta fulfilling all the listing requirements of the TSX.

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit its website at transalta.com.

Forward Looking Information:

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "may", "will", "should", "estimate", "intend" or other similar words). Specifically, this news release contains forward-looking information with respect to the Company, the Series E Shares and the Series F Shares, including but not limited to future conversions, redemptions and dividends. All forward-looking information reflect the Company's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this press release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Report and Management's Discussion and Analysis, and the risks set out in the prospectus supplement dated August 3, 2012 relating to the issuance of the Series E Shares, filed under the Company's profile on SEDAR at www.sedar.com  and with the U.S. Securities and Exchange Commission at www.sec.gov.

View original content:https://www.prnewswire.com/news-releases/transalta-corporation-provides-notice-of-series-e-preferred-shares-conversion-right-and-announces-reset-dividend-rates-301615803.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2022/31/c3083.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:00e 31-AUG-22